Ronald J. Stauber
                                A Law Corporation
                        1880 Century Park East, Suite 315
                          Los Angeles, California 90067
                                    ________

                            TELEPHONE (310) 556-0080
                            FACSIMILE (310) 556-3687


                                January 26, 2010




Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:  Palmdale Executive Homes, Corp.
        File No. 000-52848
     Form 10-K/A for the Fiscal Year Ended
        December 31, 2008
        Filed March 27, 2009
     Form 10-Q/A for the Quarterly Period Ended
        September 30, 2009, March 31, 2009
        and June 30, 2008


Gentlemen:

This is in reference to that certain letter of December 23, 2009 addressed to the above mentioned registrant and the request by the Securities and Exchange Commission that the registrant respond to those comments within ten (10) business days or the registrant provide you with information as to when it will be responding. This letters has been prepared, after discussions with Ethan Horowitz, Staff Accountant, so as to arrive at the proper disclosure language to avoid multiple amendments and further comments. Registrant and our office appreciates this opportunity.

This letter has also been prepared concurrently with the request by the Securities and Exchange Commission with a ten (10) day follow up letter of no response and unresolved comments.

Securities and Exchange Commission
January 26, 2010
Page 2


The numbers set forth below correspond to the comment numbers in your letter and the responsive language contained therein sets forth the proposed location in the next filing and the added language.

1. The Form 10-K/A filed on April 6, 2009 will be further amended with the following language added on page 27 immediately before the last paragraph on that page:

         An evaluation as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 [the "Exchange Act"]). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer had concluded that those disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Commission's rules and form. This was not correct. The Company's disclosure controls and procedures were not effective at December 31, 2008 due to the Company's inadvertent failure to include in its Annual Report on Form 10-K or 10-K/A, management's assessment of internal controls over financial reporting.

         Changes in Internal Controls

         In January 2010, we made some changes in our internal control over financial reporting that addressed the material weaknesses which resulted in this Form 10K/A and the subsequent Form 10-Q's for the current quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to be disclosed. Also, we initiated changes in our internal control over financial reporting that addressed the material weaknesses. We concurrently instituted new reporting and approval procedures that have remediated the disclosed material weakness and we further concluded that our internal control over financial reporting reflects that our disclosure controls and procedures were effective.


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Securities and Exchange Commission
January 26, 2010
Page 3


         There have not been any other changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


2. The Form 10-Q's filed on May 12, 2009 (March 31, 2009), July 24, 2009 (June 30, 2009) and November 11, 2009 (September 30, 2009) will be amended with the following language added on page 15 immediately before the last paragraph on that page:

         Our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, such as this quarterly report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

         Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures. We perform this evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our quarterly reports on Form 10-Q and annual report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer are required to conclude that our disclosure controls and procedures were effective as at the end of the quarter covered by this report.


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Securities and Exchange Commission
January 26, 2010
Page 4


         The Company's disclosure controls and procedures were not effective at each of March 31, 2009, June 30, 2009 and September 30, 2009, due to the Company's inadvertent failure to include in its Annual Report on Form 10-K/A for the year ended December 31, 2008 and the quarterly report on Form 10-Q for quarters thereafter ended management's assessment of internal controls over financial reporting.

         As a result of our ineffective controls and procedures, we took and are taking measures to enhance the ability of our systems of disclosure controls and procedures to timely identify and respond to changes in securities filing regulations that are applicable to us.

         Our disclosure controls and procedures were and are now effective for this current report.

         Changes in Internal Controls

         In January 2010, we initiated changes in our internal control over financial reporting that addressed the material weaknesses. We instituted new reporting and approval procedures that have remediated the disclosed material weakness and we further concluded that our internal control over financial reporting was effective for the prior reported quarter.

3. The first signature section will be amended to read as follows:

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Securities and Exchange Commission
January 26, 2010
Page 5


Management believes that the above added language accurately and adequately discloses the "shortcomings" and the remedial action and I will telephone you within the next two days to determine and discuss the changes prior to preparing the amendments. Your courtesies in this matter are greatly appreciated.

Sincerely,



/s/ RONALD J. STAUBER
_____________________
Ronald J. Stauber

RJS/jp

cc: Palmdale Executive Homes, Corp.